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                              November 18, 2020

       Alex Gillette
       General Counsel
       Fortress Value Acquisition Corp. IV
       1345 Avenue of the Americas
       46th Floor
       New York, New York 10105

                                                        Re: Fortress Value
Acquisition Corp. IV
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
October 22, 2020
                                                            CIK No. 0001828183

       Dear Mr. Gillette:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Redemption of Warrants for Class A Common Stock, page 136

   1. Please correct this heading, and the similar heading and disclosures that follow here and in the summary to clarify
that redemption of warrants when shares are trading at more than
                                                        $10 per share will be
at $0.10 cash per share, but that the exercise of warrants during a notice period for such
redemption will be for shares of Class A common stock, as shown in the table on page
137. Your current heading suggests that investors who do not exercise during this
period may receive shares in the redemption, rather than the nominal cash payment of $0.10.
 Alex Gillette
Fortress Value Acquisition Corp. IV
November 18, 2020
Page 2



       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAlex Gillette                         Sincerely,
Comapany NameFortress Value Acquisition Corp. IV
                                                        Division of Corporation
Finance
November 18, 2020 Page 2                                Office of Real Estate &
Construction
FirstName LastName